Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ in millions except ratio data)

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Income Before Taxes	$7,405	$7,334	$1,653	$15,290	$9,931	$3,492

Add (Subtract):
One-third of rents	102	138	144	79	75	66
Interest expense, gross	524	749	715	460	251	384
Interest capitalized, net of amortization	(16)	(2)	3	27	42	32
Equity (income) loss from affiliates, net of distributions	(229)	(394)	(263)	(511)	(494)	(454)

Earnings as defined	$7,786	$7,825	$2,252	$15,345	$9,805	$3,520

One-third of rents	$102	$138	$144	$79	$75	$66
Interest expense, gross	524	749	715	460	251	384
Preferred stock dividends	124	138	202	143	145	158

Fixed Charges	$750	$1,025	$1,061	$682	$471	$608

Ratio of Earnings to Fixed Charges	10	8	2	23	21	6

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.